EXHIBIT 99.1

                              VENTURESTRIDENT L.P.
               24 Federal Street, Boston, MA 02110 (617) 482-8260

                                                               December 15, 1995

TO THE LIMITED PARTNERS OF VENTURESTRIDENT:

     In accordance with the VenturesTrident, L.P. Limited Partnership Agreement, dated February 28, 1985, as amended, the General Partners plan to terminate the Partnership effective December 31, 1995. In December, the Partnership's shares of Dakota Mining Corporation and Golden Queen Mining Co., Ltd., are being distributed. Certificates representing your distributions will be mailed separately by the Montreal Trust, the transfer agent, and information on these companies is enclosed. These distributions represent all of the Partnership's holdings of Golden Queen and Dakota Mining after the payment of accrued fees. These fees were paid in shares of Dakota Mining, and Golden Queen, calculated as of November 30, 1995, on the basis of the average of the preceding 20 day trading prices.

     The Partnership Agreement makes provision for the General Partner to act as liquidator for remaining Partnership assets in 1996. In accordance with this, the General Partners plan to complete the liquidation of VenturesTrident's holdings of Olympic Mining as soon as possible in 1996. The proceeds of this liquidation together with any cash in the Partnership, net of closure costs, will be distributed to Partners as soon as practicable, probably in the First Quarter of the year.

1995 TAX EFFECTS:

     The Partnership estimates Limited Partners will realize $24.2 MM of capital losses in 1995, which is equivalent to $0.75 for each dollar subscribed. To determine estimated 1995 capital loss, each Limited Partner should multiply this ratio times his total subscription. This figure is an estimate only, and is provided for tax planning purposes. If there are any questions, please contact either Jack Rynne at Eaton Vance (617-482-8260) or Chris Thompson at Castle Group (303-298-1608). The final amount will be reported in the K1 for 1995, which will be distributed in 1996.

GOLDEN QUEEN MINING COMPANY LIMITED (T.S.E. Stock Symbol:  GQM):

     Golden Queen is publicly listed and trades on the Toronto Stock Exchange (T.S.E. Stock Symbol: GQM). It owns 100% of a significant gold deposit near
Mojave, California, 110 miles north of Los Angeles. VenturesTrident and VenturesTrident II own 10% and 29%, respectively, of the Company. Over $11 million has been spent on the project in the last seven years by the Company in defining a deposit which when the current drilling program is completed in the early weeks of 1996, is expected to contain proven and probable reserves of over 750,000 ounces.

     Mr. Steve Banning, an experienced mine executive with a successful record of developing open pit heap leach gold operations, has been hired as CEO of the Company. The permitting and construction process is likely to take 24-28 months from December, 1995.

     Golden Queen's Board considered a sale of the Company or all of its assets in 1995; however, analyses have shown that shareholder value is much greater if the Company develops the project itself. Successful development of the mine should produce significantly higher share values. The General Partner recommends that the Limited Partners hold the stock that they will receive.

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                            EXHIBIT 99.1 (CONTINUED)

     Enclosed are the most recent Annual Report, Press Releases and other descriptive information on the Company.

DAKOTA MINING CORPORATION (A.S.E. & T.S.E. STOCK SYMBOL:  DKT):

     Dakota Mining is a public company and trades on the Toronto and American Stock Exchanges. Intended originally as the flagship vehicle into which the principal interests of VenturesTrident were merged to create a significant diversified new gold mining company, Dakota has been bedeviled by operating difficulties, unexpected delays and changing environmental regulations that have prevented realization of operating plans.

     Dakota's  principal  asset is the large,  low grade sulfide gold reserve of
1.6 MM ounces at Gilt Edge near Lead, South Dakota. Successful development is contingent on obtaining permits to build and operate the project. This is not likely in the near future. On the same property, the Company has the smaller Anchor Hill oxide deposit, containing 222,000 ounces for which permits should be available shortly. These reserves can be mined and processed through the Company's existing facilities at Gilt Edge in 1996-1999.

     The Company also has a 40% interest in the Golden Reward Mine in South Dakota. This operation produces approximately 55,000 ounces a year, most recently at cash costs between $220 and $240 per ounce. In addition, Dakota owns 100% of the Stibnite Mine in Idaho, which returned to operation in 1995, and is expected to produce at an annualized rate of 30 to 40,000 ounces per year for the next few years. The potential for further reserve extensions at Stibnite is excellent.

     Enclosed are 10K and 10Q reports, the 1995 Annual Report, and a brokerage research report on the Company. Dakota has a growing production profile for 1996 and 1997. Its market price is likely to improve as production gains are reported and Dakota is quite leveraged to the gold price because of the large undeveloped reserves.

OLYMPIC MINING:

     VenturesTrident owns 2.2 million shares of Olympic Mining, plus a note of $201,476, which including accrued interest to November, 1995, totaled $283,255. Olympic is negotiating to sell its principal assets to a competitor. Net proceeds are likely to be sufficient for VenturesTrident to recover its note plus most of the interest. This transaction will not close until early 1996, and if it takes place, proceeds will be distributed as soon as possible thereafter.

     Should you have any questions, please feel free to contact any of the following:

     Landon T. Clay, General Partner                 (617) 482-8260
     Jack Rynne, Eaton Vance                         (617) 482-8260
     Chris Thompson, Castle Group, Inc.              (303) 298-1608
     Alan R. Bell, CEO - Dakota Mining               (303) 573-0221
     Steve Banning, CEO - Golden Queen               (509) 891-9139

                                                  Sincerely,

                                                  /s/ Landon T. Clay

                                                  Landon T. Clay
                                                  General Partner

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